Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	$	$	$	$
Available earnings:
(Loss) earnings before income taxes	(3)	95	79	202
Add fixed charges:
Interest expense incurred	21	24	70	73
Amortization of debt expense and discount	4	1	6	3
Interest portion of rental expense (1)	2	2	6	7
Total earnings as defined	24	122	161	285
Fixed charges:
Interest expense incurred	21	24	70	73
Amortization of debt expense and discount	4	1	6	3
Interest portion of rental expense (1)	2	2	6	7
Total fixed charges	27	27	82	83
Ratio of earnings to fixed charges	0.9	4.5	2.0	3.4

(1)	Interest portion of rental expense is calculated based on the proportion deemed representation of the interest component (i.e 1/3 of rental expense).